

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Mr. Bryan J. Carey
Chief Financial Officer
Radiation Therapy Services Holdings, Inc.
2270 Colonial Boulevard
Fort Myers, FL 33907

**Re:       Radiation Therapy Services Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 28, 2013
            File No.  333-170812-32**

Dear Mr. Carey:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Controls and Procedures, page 109

1.  You disclose that during the fourth quarter of 2012 you identified a material weakness in internal controls related to a miscalculation in the analysis related to the valuation of goodwill.  Please tell us whether this error impacted prior periods and whether you determined that restatements of prior goodwill amounts were required.

Notes to Consolidated Financial Statements

Note 7.  Other Income and Loss
Medicare Electronic Health Records ("EHR") Incentives, page F-39

2.  You disclose that you are accounting for your EHR payments using the grant accounting method.  We believe that the correct method for accounting for these incentive payments is

the gain contingency method, in which payment is not recognized until the contingencies related to the finalization of the payment amounts have been satisfied. These contingencies include EHR meaningful use being demonstrated and the final cost report being available. Refer to ASC 450-30. Please provide us proposed disclosure to be included in future periodic reports which revises your accounting policy for these payments. In addition, tell us how the correction to the accounting policy impacts the periods presented and whether or not a restatement is required.

<u>Note 20. Supplemental Consolidating Financial Information, page F-71</u>

3. Please provide us proposed disclosure to be included in future periodic reports that discloses if the RTS and the subsidiary guarantors referred to in Note 20 are 100% owned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant